SECURITIES AND EXCHANGE COMMISSION

                           Washington D.C. 20549

                               ------------

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                           (Amendment No     ) *


                              Gucci Group NV
                 ----------------------------------------
                             (Name of issuer)


                   Ordinary NLG2.23 Shares (US Listing)
                 ----------------------------------------
                      (Title of Class of Securities)


                                 401566104
                 ----------------------------------------
                              (CUSIP Number)

      Mr J Deighton, Mercury Asset Management plc
     33 King William Street, London EC4R 9AS     Tel No 0171 203 5744
    ------------------------------------------------------------------
    Name, Address and Telephone Number of Person Authorised to Receive
                        Notices and Communications)

                            11th November, 1997
          (Date of Event which Requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement [x] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes.)

2776
----
Schedule 13D
------------

CUSIP No. 401566104
-------------------
1   NAME OF REPORTING PERSON
    SS OR IRS IDENTIFICATION NO OF ABOVE PERSON
    MERCURY ASSET MANAGEMENT plc

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A)  [  ]

                                                                    (B)  [  ]
3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                           [  ]

6   CITIZENSHIP OR PLACE OF ORGANISATION

    ENGLAND

                          7   SOLE VOTING POWER

 NUMBER OF                    485,045
  SHARES                  8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                    NONE
    EACH                  9   SOLE DISPOSITIVE POWER
 REPORTING
   PERSON                     3,221,251
    WITH                 10   SHARED DISPOSITIVE POWER

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES*                                             [  ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    5.28%

14  TYPE OF REPORTING PERSON*

    IA

ITEM 1. SECURITY AND ISSUER

        The class of equity securities to which this statement relates is the shares of Common Stock (the "Common Shares") of Gucci Group NV (the "Company") whose principal executive offices are located at Rodenriijselaan
23b, 3037 XB, Rotterdam, Netherlands.   Its telephone number is (31)
10-465-7478.

ITEM 2. IDENTITY AND BACKGROUND

        This statement is being filed by Mercury Asset Management plc. ("Mercury"), a corporation primarily engaged in the business of managing portfolio investments for its investment clients, organised under the laws of England, whose principal executive offices are located, and principal business activities conducted, at 33 King William Street, London EC4R 9AS, England.

        Pursuant to Rule 13d-4 (17 CFR 240. 13d-4) under the Securities Exchange Act of 1934 (the "Act") Mercury hereby declares that the filing of this statement shall not be construed as an admission that Mercury is or has been for purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement. As noted above, Mercury manages portfolio investments of its investment clients, and the securities covered by this statement are held solely for the account of such clients.

        Under the terms of its agreements with such clients, Mercury has discretion to buy and sell securities on their behalf subject to such guidelines as may be agreed and subject to any contrary instructions which may be received. Mercury may have voting power but does not have the right to receive dividends from, or proceeds from the sale of, any portfolio investments. 70,537 shares are held for the benefit of collective investment schemes managed by Mercury Asset Management Channel Islands Limited, an associate of Mercury. A division of Mercury is the investment adviser under contract to Mercury Asset Management Channel Islands Limited.

        Mercury is a wholly-owned subsidiary of Mercury Asset Management Group plc, a holding company listed on London Stock Exchange.

        The name, business address, principal occupation or employment and citizenship of each of the executive officers and directors of Mercury and Mercury Asset Management Group plc, and the name, country of incorporation, principal business, and the address of the registered office (being the address of its principal business and principal office) of Mercury and Mercury Asset Management Group plc are set forth in Annex A hereto, which is incorporated herein by reference.

        Neither Mercury nor, to the best of its knowledge, any of the persons listed in Annex A has during the past five years (a) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanours), or (b) been a party to a civil proceeding of a judicial or administrative body as a result of which Mercury or any such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The source of all funds used to acquire the securities covered by this statement was the investment funds of Mercury's investment clients. No part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained by Mercury than as described above.

ITEM 4. PURPOSE OF TRANSACTION

        The Common Shares were acquired for the purpose of investment.

        (a) Mercury will monitor its investment and review the Company's business affairs and financial position. Based on such review, as well as general economic and industry conditions existing at the time, Mercury may consider from time to time various alternative courses of action and may discuss with management of the Company ways in which the value of its investment may be increased. Such actions may include the acquisition of additional Common Stock through open market purchases, privately negotiated transactions, or otherwise.

        Alternatively, such actions may involve the sale of all or a portion of Common Stock in the open market, in privately negotiated transactions, through a public offering or otherwise.

        Neither Mercury nor any person named in Annex A has any plans which relate to or would result in any of the following: (b) an extraordinary corporate transaction, such as an amalgamation, merger, reorganisation or liquidation, involving the Company or any of its subsidiaries;

        (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

        (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) any material change in the present capitalisation or dividend policy of the Company;

        (f) any other material change in the Company's business or corporate structure;

        (g) any change in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

        (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorised to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)
        (4) of the Act; or

        (j) any action similar to any of those set forth above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) See Item 2 above.   Subject thereto, Mercury has dispositive power
with respect to 3,221,251 Common Shares or approximately 5.28% of the Common Shares outstanding.

      (b) See Item 2 above.

      (c) See Item 2 Above. Subject thereto, transactions in the Common Shares effected by Mercury on behalf of its investment clients are set forth in Annex
B. All transactions were effected on the National Association of Securities Dealers Automated Quotation System (NASDAQ) National Market System.

      (d) See Item 2 above. The investment clients of Mercury have the right to receive dividends from, and proceeds from the sale of Common Shares.

      (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Except as set forth in Item 2 above, neither Mercury nor, to the best of its knowledge, any of the persons listed in Annex A hereto has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        None.


                                 SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: 20th November, 1997


                                            for Mercury Asset Management plc.



                                            By /s/ James Stratford
                                               ----------------------------
                                               Authorised Signatory
                                               James Stratford


ANNEX A

                       MERCURY ASSET MANAGEMENT plc.

Executive Officers                                     Principal
and Directors             Business Address             Occupation  Citizenship
------------------        ----------------             ----------  -----------

Chairman
--------

Stephen Anthony           33 King William Street,       Investment  British
ZIMMERMAN                 London, EC4R 9AS.             Director
(Joint Chairman)

Deputy Chairman
---------------

Carol GALLEY (Miss)       33 King William Street,       Investment  British
(Deputy Chairman)         London, EC4R 9AS.             Director

Christopher Nigel         33 King William Street,       Investment  British
HURST-BROWN               London, EC4R 9AS              Director
(Deputy Chairman)

Frederick David Stewart   33 King William Street,       Investment  British
ROSIER (Deputy Chairman)  London, EC4R 9AS              Director

Vice Chairman
-------------

Ian Christopher Simon     33 King William Street,       Investment  British
BARBY                     London, EC4R 9AS              Director
(Vice Chairman)

Dr. Ross John BUNCE       33 King William Street,       Investment  British
(Vice Chairman)           London, EC4R 9AS              Director

Andrew Searle DALTON      33 King William Street,       Investment  British
(Vice Chairman)           London, EC4R 9AS.             Director

Charles Vivian JACKSON    33 King William Street,       Investment  British
(Vice Chairman)           London, EC4R 9AS              Director

Directors
---------

Ian ARMITAGE              33 King William Street,       Investment  British
(Director)                London, EC4R 9AS              Director

Norman McLeod BACHOP      33 King William Street,       Investment  British
(Director)                London, EC4R 9AS              Director

Stuart John BAXTER        33 King William Street,       Investment  British
(Director)                London, EC4R 9AS Director

Carol Consuelo BROOKE     33 King William Street,       Investment  British
(Director)                London, EC4R 9AS              Director

John Loughlin CALLAHAN    33 King William Street,       Investment  American
(Director)                London, EC4R 9AS              Director

David John CAUSER         33 King William Street,       Investment  British
(Director)                London, EC4R 9AS              Director

Thomas William George     33 King William Street,       Investment  British
CHARLTON                  London, EC4R 9AS              Director
(Director)

Nicholas James            33 King William Street,       Investment  British
CHARRINGTON (Director)    London, EC4R 9AS              Director

Colin Martin CLARK        33 King William Street,       Investment  British
(Director)                London, EC4R 9AS              Director

Nicholas James COATS      33 King William Street,       Investment  British
(Director)                London, EC4R 9AS              Director

Stephen Benedict COHEN    33 King William Street,       Investment  British
(Director)                London, EC4R 9AS              Director

John Nicholas COTTON      33 King William Street,       Investment  British
(Director)                London, EC4R 9AS              Director

Graham Richard DIXON      33 King William Street,       Investment  British
(Director)                London, EC4R 9AS              Director

Charles Bowen             33 King William Street,       Company     British
FARQUHARSON               London, EC4R 9AS              Secretary
(Company Secretary                                      & Director
& Director)

Christopher Nigel         33 King William Street,       Investment  British
Holland FOSTER            London, EC4R 9AS              Director
(Director)

Peter John GIBBS          33 King William Street,       Investment  British
(Director)                London, EC4R 9AS              Director

Peter John Woodville      33 King William Street,       Investment  British
HARRISON (Director)       London, EC4R 9AS              Director

Paul HARWOOD              33 King William Street,       Investment  British
(Director)                London, EC4R 9AS              Director

Timothy John HASTON       33 King William Street,       Investment  British
(Director)                London, EC4R 9AS              Director

Andrew Malcolm            33 King William Street,       Investment  British
HUNTER-JOHNSTON           London, EC4R 9AS              Director
(Director)

Michael Francis Mostyn    33 King William Street,       Investment  British
Owen JODRELL              London, EC4R 9AS              Director
(Director)

Andreas Christian         33 King William Street        Investment  Danish
Jutting LEHMANN           London, EC4R 9AS              Director
(Director)

Gary LOWE                 33 King William Street,       Investment  British
(Director)                London, EC4R 9AS Director

James Edward MACPHERSON   33 King William Street,       Investment  British
(Director)                London, EC4R 9AS              Director


Keith Richard MULLINS     33 King William Street,       Investment  British
(Director)                London, EC4R 9AS              Director

Masaru NISHIZAWA          Hibiya Kokusai Building,      Investment  Japanese
(Director)                2-2-3 Uchisaiwaicho,          Director
                          Chiyoda-Ku, Tokyo 100

Maurice Joseph            Level 25,101 Collins Street,  Investment  Australian
O'SHANNASSY               Melbourne,VIC 3000,           Director
(Director)                Australia

Thomas Andrew OATES       33 King William Street,       Investment  British
(Director)                London, EC4R 9AS              Director

Peter Vincent OLSBERG     33 King William Street,       Investment  British
(Director)                London, EC4R 9AS              Director

Roderick Louis PARIS      33 King William Street,       Investment  British
(Director)                London, EC4R 9AS              Director

John PARSLOE              33 King William Street,       Investment  British
(Director)                London, EC4R 9AS              Director

Andrew Phillip PICKARD    33 King William Street,       Investment  British
(Director)                London, EC4R 9AS              Director

Ronald William PULLEN     33 King William Street,       Investment  British
(Director)                London, EC4R 9AS              Director

Julius Lawrence Mark      33 King William Street,       Investment  British
PURSAILL                  London, EC4R 9AS              Director
(Director)

Nicholas King RITCHIE     33 King William Street,       Investment  British
(Director)                London, EC4R 9AS              Director

Alexander Frederick       33 King William Street,       Investment  British
James ROE (Director)      London, EC4R 9AS              Director

Richard George ROYDS      33 King William Street,       Investment  British
(Director)                London, EC4R 9AS              Director

Lynn Christine RUDDICK    33 King William Street,       Investment  British
(Director)                London, EC4R 9AS              Director

Clifford John SHAW        Hibiya Kokusai Building,      Investment  British
(Director)                7th Floor,                    Director
                          2-2-3- Uchisaiwaicho,
                          Chiyoda-ku, Tokyo 100

Ian Michael SLACK         33 King William Street,       Investment  British
(Director)                London, EC4R 9AS              Director

Peter William STANYER     33 King William Street        Investment  British
(Director)                London, EC4R 9AS              Director

Rodney STEEL              33 King William Street        Investment  British
(Director)                London, EC4R 9AS              Director

Hugh Alexander           33 King William Street,        Chairman of British
STEVENSON                London, EC4R 9AS               Mercury Asset
(Director)                                              Management
                                                        Group plc

Stephen James THOMPSON   33 King William Street,        Investment  British
(Director)               London, EC4R 9AS               Director

Barry William WOOLF      33 King William Street,        Investment  British
(Director)               London, EC4R 9AS               Director

Ewen Cameron WATT        33 King William Street,        Investment  British
(Director)               London, EC4R 9AS               Director

Kenichi YOSHIDA          33 King William Street,        Investment  Japanese
(Director)               London, EC4R 9AS               Director


                      MERCURY ASSET MANAGEMENT GROUP plc

Executive Officers                                     Principal
and Directors             Business Address             Occupation  Citizenship
------------------        ----------------             ----------  -----------

Chairman
--------

Hugh Alexander STEVENSON  33 King William Street,       Investment  British
(Chairman)                London, EC4R 9AS.             Director

Deputy Chairman
---------------

Stephen Anthony           33 King William Street,       Investment  British
ZIMMERMAN                 London, EC4R 9AS.             Director
(Deputy Chairman)

Vice Chairman
--------------

Carol GALLEY (Miss)       33 King William Street,       Investment  British
(Vice Chairman)           London, EC4R 9AS. Director

Company Secretary
-----------------

Charles Bowen             33 King William Street,       Company     British
FARQUHARSON               London, EC4R 9AS.             Secretary
(Secretary)

Directors
---------

Paul Graham BOSONNET      33 King William Street,       Investment  British
(Director)                London, EC4R 9AS.             Director

David John CAUSER         33 King William Street,       Investment  British
(Director)                London, EC4R 9AS              Director

Andrew Searle DALTON      33 King William Street,       Investment  British
(Director)                London, EC4R 9AS.             Director

Peter Stormonth DARLING   33 King William Street,       Investment  British
(Director)                London, EC4R 9AS              Director

Hugh Jon FOULDS           33 King William Street,       Investment  British
(Director)                London, EC4R 9AS              Director

Christopher Nigel         33 King William Street,       Investment  British
HURST-BROWN (Director)    London, EC4R 9AS              Director

Charles Vivian JACKSON    33 King William Street,       Investment  British
(Director)                London, EC4R 9AS              Director

Frederick David Stewart   33 King William Street,       Investment  British
ROSIER (Director)         London, EC4R 9AS              Director

John Charles Grayson      33 King William Street,       Investment  British
STANCLIFFE                London, EC4R 9AS              Director
(Director)


                    Mercury Asset Management Group plc

                              Directors Lists

                           CORPORATE INFORMATION


                                               Field of          Country of
Name                       Registered Office   Activity          Incorporation
------------------------   -----------------   ---------------   -------------


Mercury Asset Management   33 King William     Holding Company   England
Group plc                  Street,
                           London, EC4R 9AS

Mercury Asset Management   33 King William     Investment        England
plc                        Street,             Management and
                           London, EC4R 9AS    Advice

ANNEX  B


                              Gucci Group NV

                               COMMON SHARES



                                          PRICE PER      DAILY
DATE            PURCHASE      SALE        SHARE          TOTALS
----            --------      ----        ---------      ------

11.09.97                       2,260       54.3750      3,402,560
16.09.97          2,900                    *            3,405,460
17.09.97            272                    58.3750      3,405,732
                              52,300       59.0000      3,353,432
18.09.97         20,600                    58.9250      3,374,032
                              17,600       59.2276      3,356,432
                              90,700       59.0299      3,265,732
19.09.97         23,000                    57.3234      3,288,732
                              44,770       58.2770      3,243,962
22.09.97            155                    59.0625      3,244,117
23.09.97                         356       58.5625      3,243,761
24.09.97             59                    47.6250      3,243,820
                                 118       47.6250      3,243,702
                                 118       48.5625      3,243,584
                               4,537       47.0000      3,239,047
                  4,537                    47.0000      3,243,584
                              25,000       48.8400      3,218,584
30.09.97                         712       46.4375      3,217,872
02.10.97          1,433                    47.5000      3,219,305
                 12,000                    47.2420      3,231,305
                               1,046       47.5000      3,230,259
06.10.97                       5,500       47.0625      3,224,759
                               2,336       47.1875      3,222,423
14.10.97                         893       45.4375      3,221,530
17.10.97                         362       42.3750      3,221,168
20.10.97                       1,090       42.1147      3,220,078
21.10.97                       1,185       *            3,218,893
23.10.97                       2,960       40.3986      3,215,933
27.10.97         12,550                    35.7211      3,228,483
                               8,600       37.0145      3,219,883
28.10.97           1,00                    32.0000      3,220,883
                 21,892                    28.7500      3,242,775
                                 138       28.7500      3,242,637
29.10.97            703                    38.0000      3,243,340
29.10.97                         632       37.2500      3,242,708
30.10.97          2,503                    35.5000      3,245,211
                                 161       35.5000      3,245,050
03.11.97         11,000                    36.9176      3,256,050
                               5,000       37.0000      3,251,050
04.11.97            160                    37.3750      3,251,210
                                 237       37.3750      3,250,973
05.11.97                       1,500       37.3750      3,249,473
                              15,010       35.6877      3,234,463
06.11.97                         935       35.3750      3,233,528
07.11.97                       1,827       34.0000      3,231,701
10.11.97                       9,300       33.2560      3,222,401
11.11.97                       1,150       33.3125      3,221,251

-----
* Transfer.